

July 23, 2013

James E. Igo
Chairman, President and Chief Executive Officer
Delanco Bancorp, Inc.
615 Burlington Avenue
Delanco, New Jersey 08075

Re: Delanco Bancorp, Inc.
Registration Statement on Form S-1/A1
File No. 333-189244
Filed July 18, 2013

Dear Mr. Igo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Consolidated Financial Statements of Delanco Bancorp, Inc.

Note 6. Loans, page F-17

1. Please refer to your response to comment 11 of our July 7, 2013 letter and further disaggregate your non-accruing and accruing TDR's by loan category. We note the apparent significance of TDR's to non-performing assets.

2. Please refer to the revision made in response to comment 12 of our July 7, 2013, which do not appear to comply with the requirements of the standard set forth therein. For instance, it is not clear from the revisions what restructurings occurred during the period, how the loans were modified and how the modifications were factored into the allowance for loan losses, as required by ASC 310-10-50-33. We also are not able to locate

disclosures that respond to the requirements of ASC 310-10-50-34. Please revise accordingly.

3. Please revise to provide a roll-forward of real estate owned that includes beginning balance, additions, valuation adjustments, dispositions, gross gains and gross losses and ending balance for each period presented. Include a similar roll-forward for the reserve related to fair value adjustments.

Note 19. Fair Value Measurement, page F-36

4. Please refer to your response to comment 13 of our July 9, 2013 letter. The response does not provide persuasive evidence as to why you believe a level 2 classification for impaired loans and real estate owned is appropriate. We believe, due to the significant unobservable inputs used to fair value these assets, that they meet the requirements for level 3 classification. Please revise accordingly. Alternatively, tell us how you determined that the appraisals for your impaired loans and real estate owned represent inputs in active markets for similar assets that would be consistent with a level 2 classification since it does not appear that there is an active market for these assets or that your impaired loans and real estate owned are similar to other impaired loans and real estate owned assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief